ISSUER FREE WRITING PROSPECTUS
DATED FEBRUARY 17, 2009
FILED PURSUANT TO RULE 433 REGISTRATION STATEMENT NO. 333-153161
THE O’GARA GROUP, INC.
On February 12, 2009, The O’Gara Group, Inc. filed Amendment No. 8 to its Registration Statement on Form S-1 with the Securities and Exchange Commission, which includes the most recent preliminary prospectus, dated February 12, 2009 (the “Preliminary Prospectus”). References below to “we,” “us,” “our,” the “company” or “The O’Gara Group” refer to The O’Gara Group, Inc. and its consolidated subsidiaries.
This Free Writing Prospectus is being filed to update the Preliminary Prospectus to disclose additional information regarding potential purchasers in the offering and that the company’s common stock has been approved for listing on The NASDAQ Global Market under the symbol “OGAR.”
     Participation in this Offering
          Shareholders of Isoclima, TPS and OmniTech set forth below have indicated an interest in purchasing, either directly or indirectly through their affiliates up to approximately $12 million of shares offered by this prospectus at the public offering price. Assuming an initial public offering price of $15.00 per share, such purchases would result in the issuance of up to 800,000 shares of our common stock to these persons and their affiliates. However, because indications of interest are not binding agreements or commitments to purchase, these persons may not purchase any shares in this offering. Because these persons have not been specially allocated any of the shares in this public offering, they also may not succeed in acquiring all or any portion of the shares described below. If purchased, all of these shares would be subject to a 180-day lock up agreement. In addition, one or more of these persons may be considered affiliates of ours and therefore would be subject to the volume and other limitations of Rule 144 in selling their shares of our common stock.

		Number of Shares of
	Amount of	Common Stock to
	Indication of	be Purchased in
Name	Interest	Offering
Alberto Bertolini (1)	$3,500,000	233,333
Augusto Gasparetto (1)	3,500,000	233,333
Enrique Homero Herrera-Martinez (2)	3,000,000	200,000
Paul F. Maxin (3)	1,000,000	66,667
Eugene J. Pochapsky (3)	1,000,000	66,667
Total	$12,000,000	800,000

(1)	Shareholders of Isoclima. If all of these shares were purchased, Mr. Bertolini and Mr. Gasparetto would each own approximately 7.0% of our outstanding shares after this offering, assuming no exercise of the over-allotment option.

(2)	Shareholder of TPS. If all of these shares were purchased, Mr. Herrera would own approximately 2.7% of our outstanding shares after this offering, assuming no exercise of the over-allotment option.

(3)	Shareholders of OmniTech. If all of these shares were purchased, each of Mr. Maxin and Mr. Pochapsky would own approximately 1.6% of our outstanding shares after this offering, assuming no exercise of the over-allotment option.

To review a filed copy of our current registration statement, including the Preliminary Prospectus, click on the following link:
Form S-1
http://idea.sec.gov/Archives/edgar/data/1443024/000095015209001242/l35020lsv1za.htm
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-366-7426 (x5357).
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.